

Mail Stop 3628

February 26, 2009

Via Facsimile 503-226-0079 U.S. Mail

Gregory E. Struxness, Esq.
Ater Wynne LLP
1331 NW Lovejoy, Suite 900
Portland, Oregon 97208

> **Re: Cascade Microtech, Inc.**
> **Schedule TO-I/A**
> **Filed February 26, 2009**
> **File No. 5-80457**

Dear Mr. Struxness:

We have reviewed the above-captioned filing and have the following comments.

Offer to Exchange
General

1. Refer to the second paragraph of your response. Please advise us whether you granted restricted stock to foreign employees in addition to or in exchange for options held by those employees. If you offered restricted stock in exchange for their options, please tell us why the exchange was not a purchase that is prohibited under Rule 14e-5(a).

Summary Term Sheet and Questions and Answers, page 1
What is the Offer? page 2

2. We note your response to comment four. Revise your document so that your disclosure is consistent with the requirement of Rule 14e-4(f)(5) that the New Awards be granted "promptly" after the Expiration Time, and to accurately reflect your intention to pay promptly.

Financial Information, page 22

3. We note your response to comment 7. Please explain why the disclosure about the ratio of earnings to fixed charges called for by Item 1010(c)(4) of Regulation M-A does not apply to you. Alternatively, revise Schedule B to the Offer to Exchange to include all of the summary information required by Item 1010(c).

Closing Comments

As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments, and given the limited time remaining in the offer, please file your response promptly.

Please direct any questions to me at (202) 551-3267. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions